Exhibit 99.1

News Release

Stantec reports first quarter 2018 results: achieves organic revenue growth in all geographies, marking four consecutive quarters of gross and net organic revenue growth

Reduced administrative and marketing expenses improves earnings per share

EDMONTON, AB; NEW YORK, NY (May 10, 2018) TSX; NYSE: STN

Stantec president and chief executive officer, Gord Johnston, says this about the Company’s performance in the first quarter of 2018: “Our year is off to a good start. Solid organic revenue growth reflects our focus on the top line. At Stantec, we’ve leveraged our solid client relationships and local expertise around the world to secure more projects across our business operating units. In fact, we have now seen four consecutive quarters of overall gross and net organic revenue growth.

“Acquiring and fully integrating firms expands our presence and capabilities in key geographies and sectors. As part of this strategy, we completed two important acquisitions this quarter: ESI Limited, which builds on our environmental services consulting business in the United Kingdom; and Occam Engineers Incorporated, which adds to our water, transportation, and public works capabilities in the southwestern United States.

“In 2018, our management team is focused on making key improvements to project execution oversight, employee utilization, cost effectiveness and continuing to maintain our strong client relationships. This quarter shows the positive results of our actions.”

Q1 2018 Summary of Results

	Quarter Ended March 31
	2018	2017	Change	% Increase
(In millions of Canadian dollars, except per share amounts and percentages)	$	$	$
Gross revenue	1,281.7	1,276.3	5.4	0.4%
Net revenue	876.6	870.8	5.8	0.7%
EBITDA (note)	90.3	89.7	0.6	0.7%
Adjusted EBITDA (note)	90.4	89.9	0.5	0.6%
Net income	36.8	(58.0)	94.8	163.4%
Adjusted net income (note)	47.8	45.8	2.0	4.4%
EPS - basic	0.32	(0.51)	0.83	162.7%
EPS - diluted	0.32	(0.51)	0.83	162.7%
Adjusted EPS – basic (note)	0.42	0.40	0.02	5.0%
Adjusted EPS – diluted (note)	0.42	0.40	0.02	5.0%
Dividends declared per common share	0.1375	0.1250	0.0125	10.0%

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures (discussed in the Definition of Non-IFRS Measures subsection of our 2017 Annual Report)

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

	Quarter Ended March 31, 2018
	Consulting Services		Construction Services			Total
(In millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR		$	% of NR
Gross revenue	1,021.3	126.3%	260.4	384.1%		1,281.7	146.2%
Net revenue	808.8	100.0%	67.8	100.0%		876.6	100.0%
Gross margin	440.5	54.5%	17.0	25.1%		457.5	52.2%
Administrative and marketing expenses	344.2	42.6%	17.4	25.7%		361.6	41.3%
Other expenses	5.3	0.7%	0.3	0.4%		5.6	0.6%
EBITDA (note)	91.0	11.3%	(0.7)	(1.0%	)	90.3	10.3%
Acquisition-related costs						0.1	0.0%
Adjusted EBITDA (note)						90.4	10.3%

note: Adjusted EBITDA and EBITDA are non-IFRS measures and are discussed in the Definition of Non-IFRS Measures subsection of Stantec’s 2017 Annual Report.

First Quarter Highlights

●	Stantec achieved all performance targets for Consulting Services and on a consolidated basis, except for net income as a percentage of net revenue. We missed our performance targets in Construction Services due to continued UK waste-to-energy project impacts (more details below).

●	Net income as a percentage of net revenue was impacted by normal seasonality effects, project performance issues in our Buildings business operating unit, waste-to-energy project impacts in Construction Services, and an unrealized fair value impact of a $2.7 million IFRS 9 accounting change (more details below). We believe we will achieve our annual targets by the end of the fiscal year.

●	Stantec achieved organic gross revenue growth of 1.7% and organic net revenue growth of 2.6%. The Company achieved organic net revenue growth in both Consulting Services and Construction Services and in all geographies and business operating units except Buildings. Buildings was affected by continued weakness in UK and Middle East markets and by project execution issues, which we anticipate will improve during the year.

●	Our Energy & Resources business operating unit experienced double-digit organic growth in Q1 18 compared to Q1 17, with strong revenue growth in all sectors.

●	Construction Services experienced organic gross revenue retraction of 3.7% and organic net revenue growth in Q1 18 compared to Q1 17. During the quarter, we recorded a net $3 million impact related to UK waste-to-energy projects. Stantec continues to pursue claims against parties the Company believes are responsible for these added costs.

●	Gross margin was down 1.7%—from 53.9% in Q1 17 to 52.2% in Q1 18. Gross margin for Consulting Services decreased in our Buildings business operating unit primarily because of project execution issues. Our Energy & Resources business operating unit also experienced a lower gross margin because of the mix of projects and competitive pressures. Also, gross margin in our US Water business was impacted by the divestiture of Innovyze, which operated at higher margins.

●	Administrative and marketing expenses as a percentage of net revenue decreased from 43.3% in Q1 17 to 41.3% in Q1 18, mainly due to improved utilization of employee resources, lower integration costs, management focus on cost reductions, and a decrease in occupancy costs from consolidating office spaces.

●	EBITDA increased 0.7%—from $89.7 million in Q1 17 to $90.3 million in Q1 18. Adjusted EBITDA increased 0.6%—from $89.9 million in Q1 17 to $90.4 million in Q1 18.

●	During the quarter, the Company adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15), which impacts the way the Company recognizes and records revenues. The cumulative effect of adoption was recognized as a $23.9 million adjustment to opening retained earnings.

●	The Company also adopted IFRS 9 Financial Instruments (IFRS 9), which changes the way Stantec classifies financial assets, accounts for debt modifications, records unrealized fair value gains and losses on equity securities, and calculates loss provisions through an expected credit loss model. The cumulative effect of adoption was recognized as a $0.1 million adjustment to opening retained earnings. Due to revised accounting policies under IFRS 9, Stantec had a $2.7 million fair value adjustment in Other Income in Q1 18 related to unrealized losses on equity investments held for self-insured liabilities.

●	Adjusted diluted EPS increased 5%—from $0.40 in Q1 17 to $0.42 in Q1 18.

●	During the quarter, Stantec exercised its option to use the Company’s Normal Course Issuer Bid to repurchase 279,686 common shares at an average price of $32.34 per share and an aggregate price of $8.9 million.

●	Stantec’s backlog of secured work is strong at $5.0 billion—$3.8 billion in Consulting Services and $1.2 billion in Construction Services.

Subsequent Events

On April 1, 2018, Stantec acquired Traffic Design Group Limited (TDG), an 80-person transportation firm with offices throughout New Zealand and an office in Sydney, Australia. Building on TDG’s 40-year history of supporting communities in New Zealand and Australia, Stantec is now one of the largest transportation practices in the region.

On April 26, 2018, Stantec announced that it has initiated a strategic review of MWH Constructors, Stantec Treatment, and Slayden (“Constructors”), acquired with MWH Global Inc. in May 2016. During the strategic review, Stantec will evaluate ways to optimize the value of Constructors to provide the best prospects for employees, clients, and shareholders. The strategic review will be further discussed during Stantec’s first quarter conference call this morning (see below for more information).

Additional Company Activity

On February 21, 2018, Stantec declared a dividend of $0.1375 per share that was paid on April 12, 2018, to shareholders of record as of March 29, 2018. On May 9, 2018, the Company declared a cash dividend of $0.1375 per share, payable on July 12, 2018, to shareholders of record as of June 29, 2018.

On March 19, 2018, Stantec signed a letter of intent to acquire Norwest Corporation (Norwest), a 140-person energy and resources firm headquartered in Calgary, Alberta, with other offices in Vancouver, British Columbia; Denver and Trinidad, Colorado; Salt Lake City, Utah; and Charleston, West Virginia. When complete, this acquisition will strengthen Stantec’s presence in the recovering energy and resources sector in western Canada and the western United States. We anticipate this acquisition will close in Q2 18.

On April 26, 2018, Stantec signed a letter of intent to acquire Cegertec, a leading 250-person engineering and project management firm headquartered in Chicoutimi, Quebec, with offices in Quebec City, Montreal, and soon in Beauce’s St-Georges. This acquisition will significantly complement Stantec’s existing Quebec markets, services, and geographic presence, reinforcing our position as a leader in Quebec’s engineering industry.

As part of the Company’s commitment to doing business that meets the needs of the present while contributing to an environmentally, socially, and economically viable future, Stantec recently published its 2017 Sustainability Report. Prepared in accordance with the internationally recognized Global Reporting Initiative (GRI) Standards framework, the report shares Stantec’s ongoing commitment to environmental, social, and economic sustainability and addresses the Company’s sustainability performance for fiscal year 2017. It also fulfills Stantec’s commitment to the United Nations Global Compact’s 10 principles of corporate sustainability and provides information on Stantec activities regarding the 17 UN Sustainable Development Goals. The report is available at https://www.stantec.com/en/about/company-overview/sustainability.

Conference Call and Company Information

On Thursday, May 10, at 7:00 AM MDT (9:00 AM EDT), Stantec’s first quarter 2018 conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Those wishing to listen to the call can phone toll-free at 1-866-548-4713 (Canada and the United States) or 1-647-484-0477 (international). Please provide the operator with confirmation code 7991070.

Stantec’s Annual General Meeting of Shareholders will be held on Thursday, May 10, 2018, at 10:30 AM MDT (12:30 PM EDT) at Stantec Centre (New York Boardroom), 10160 – 112 Street NW, Edmonton, Alberta, Canada.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2017 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements relating to Stantec’s operational focus on project execution oversight, employee utilization, and cost effectiveness; anticipated improvements in our Buildings business operating unit; our ability to meet our 2018 performance targets; and statements regarding the anticipated impact of the acquisitions contemplated in this news release and the strategic review of Constructors. Forward-looking statements also include any other statements that do not refer to historical facts. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, changing market conditions for Stantec’s services and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2017 Annual Report and the 2018 First Quarter Management’s Discussion and Analysis. You may obtain these documents by visiting EDGAR on the SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Or you may obtain a hard copy of the 2017 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Earl J. Woods	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 780-969-6544	Ph: 780-969-2018
earl.woods@stantec.com	cora.klein@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	March 31 2018 $	December 31 2017 $

ASSETS
Current
Cash and cash equivalents	209.1	239.5
Cash in escrow	12.7	7.9
Trade and other receivables	798.8	816.1
Unbilled receivables	398.6	414.8
Contract assets	77.0	-
Income taxes recoverable	56.9	61.6
Prepaid expenses	52.7	54.3
Other financial assets	9.7	9.3
Other assets	7.9	4.7

Total current assets	1,623.4	1,608.2
Non-current
Property and equipment	230.2	212.6
Goodwill	1,599.1	1,556.6
Intangible assets	276.1	262.4
Investments in joint ventures and associates	12.3	11.9
Net employee defined benefit asset	15.6	12.7
Deferred tax assets	29.2	23.2
Other financial assets	188.8	186.1
Other assets	11.5	9.4

Total assets	3,986.2	3,883.1

LIABILITIES AND EQUITY
Current
Bank indebtedness	3.2	-
Trade and other payables	613.7	704.6
Deferred revenue	179.5	187.4
Income taxes payable	4.3	11.0
Long-term debt	193.5	198.2
Provisions	25.5	28.1
Other financial liabilities	3.9	4.0
Other liabilities	14.6	22.2

Total current liabilities	1,038.2	1,155.5
Non-current
Income taxes payable	18.8	18.3
Long-term debt	714.5	541.4
Provisions	84.3	81.7
Net employee defined benefit liability	30.4	31.2
Deferred tax liabilities	54.2	54.6
Other financial liabilities	10.0	9.1
Other liabilities	92.1	92.0

Total liabilities	2,042.5	1,983.8

Shareholders’ equity
Share capital	880.9	878.2
Contributed surplus	21.8	21.5
Retained earnings	937.6	947.1
Accumulated other comprehensive income	101.0	49.5

Total shareholders’ equity	1,941.3	1,896.3

Non-controlling interests	2.4	3.0

Total liabilities and equity	3,986.2	3,883.1

Consolidated Statements of Income (Loss)

(Unaudited)

	For the quarter ended
	March 31

(In millions of Canadian dollars, except per share amounts)	2018 $	2017 $

Gross revenue	1,281.7	1,276.3
Less subconsultant/subcontractor and other direct expenses	405.1	405.5

Net revenue	876.6	870.8
Direct payroll costs	419.1	401.8

Gross margin	457.5	469.0
Administrative and marketing expenses	361.6	377.3
Depreciation of property and equipment	12.7	13.9
Amortization of intangible assets	21.6	23.5
Net interest expense	5.6	7.6
Other net finance expense	1.6	2.2
Share of income from joint ventures and associates	(0.3)	(0.7)
Foreign exchange loss	2.1	1.2
Other expense (income)	2.2	(0.7)

Income before income taxes	50.4	44.7

Income taxes
Current	13.9	9.5
Deferred	(0.3)	2.8
Deferred tax on held for sale	-	90.4

Total income taxes	13.6	102.7

Net income (loss) for the period	36.8	(58.0)

Weighted average number of shares outstanding - basic	114,064,729	114,130,365

Weighted average number of shares outstanding - diluted	114,306,834	114,667,828

Shares outstanding, end of period	113,906,006	114,184,909

Earnings (loss) per share
Basic	0.32	(0.51)

Diluted	0.32	(0.51)